SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         Schedule 13D**

            Under the Securities Exchange Act of 1934
                       (Amendment No. 15)*

                      Lindsay Manufacturing Co.
                        (Name of Issuer)

                          Common Stock
                 (Title of Class of Securities)

                           535555106
                         (Cusip Number)

                         W. Robert Cotham
                   201 Main Street, Suite 2600
                     Fort Worth, Texas 76102
                         (817) 390-8400
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          April 8, 1999
     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**The total number of shares reported herein is 3,542,541 shares, which constitutes approximately 27.7% of the total number of shares outstanding. All ownership percentages set forth herein assume that there are 12,788,870 shares outstanding.

1.   Name of Reporting Person:

     Trinity I Fund, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%


14.  Type of Reporting Person: PN

----------
(1)  Power is exercised through its sole general partner, TF Investors, L.P.

(2) Solely in its capacity as the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     TF Investors, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%

14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Trinity Capital Management, Inc.

(2) Solely in its capacity as the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Trinity Capital Management, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1) (2)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1) (2)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462 (2)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%

14.  Type of Reporting Person: CO

----------
(1)  Power is exercised through its President, Thomas M. Taylor.

(2) Solely in its capacity as the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Thomas M. Taylor

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 2,097,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%

14.  Type of Reporting Person: IN

----------
(1) Solely in his capacity as President and sole stockholder of Trinity Capital Management, Inc., which is the sole general partner of TF Investors, L.P., which is the sole general partner of Trinity I Fund, L.P., which is the sole stockholder of Portfolio Associates, Inc., which is the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     Portfolio Partners, L.P.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00 - Partnership Contributions

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%


14.  Type of Reporting Person: PN

----------
(1) Power is exercised through its sole general partner, Portfolio Associates, Inc.

1.   Name of Reporting Person:

     Portfolio Associates, Inc.

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                       /   /

6.   Citizenship or Place of Organization: Delaware


               7.   Sole Voting Power: 2,097,462 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 2,097,462 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     2,097,462 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                       /   /

13.  Percent of Class Represented by Amount in Row (11): 16.4%


14.  Type of Reporting Person: CO

----------
(1) Solely in its capacity as the sole general partner of Portfolio Partners, L.P.

1.   Name of Reporting Person:

     The Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas


               7.   Sole Voting Power: 525,570 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through its sole trustee, Perry R. Bass

1.   Name of Reporting Person:

     Perry R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 525,570 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%


14.  Type of Reporting Person: IN

-------------
(1) Solely in his capacities as sole trustee and as one of two trustors of The Bass Management Trust.

1.   Name of Reporting Person:

     Nancy L. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /
3.   SEC Use Only


4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: -0-
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: -0-
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%


14.  Type of Reporting Person: IN

------------
(1)  Solely in her capacity as one of two trustors of The Bass Management
     Trust.

1.   Name of Reporting Person:

     Lee M. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: PF

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: USA


               7.   Sole Voting Power: 525,570
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 525,570
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     525,570

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  4.1%

14.  Type of Reporting Person: IN

1.   Name of Reporting Person:

     Sid R. Bass Management Trust

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: 00-Trust Funds

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                                  /   /

6.   Citizenship or Place of Organization: Texas

               7.   Sole Voting Power: 393,693 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 393,693 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     393,693

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: 00-Trust

------------
(1)  Power is exercised through one of its trustees and its sole trustor, Sid
     R. Bass.

1.   Name of Reporting Person:

     Sid R. Bass

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 393,693 (1)
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 393,693 (1)
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     393,693 (1)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  3.1%

14.  Type of Reporting Person: IN

------------
(1) Solely in his capacity as a trustee and the sole trustor of Sid R. Bass Management Trust and by virtue of his power to revoke same.

1.   Name of Reporting Person:

     Michael N. Christodolou

2.   Check the Appropriate Box if a Member of a Group:

                                                  (a) /   /

                                                  (b) / X /

3.   SEC Use Only

4.   Source of Funds: Not Applicable

5. Check box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                                             /   /

6.   Citizenship or Place of Organization: USA

               7.   Sole Voting Power: 246
Number of
Shares
Beneficially   8.   Shared Voting Power: -0-
Owned By
Each
Reporting      9.   Sole Dispositive Power: 246
Person
With
               10.  Shared Dispositive Power: -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person:

     246

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:

                                                  /   /

13.  Percent of Class Represented by Amount in Row (11):  <0.1%

14.  Type of Reporting Person: IN

     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13D Statement dated September 13, 1993, as amended by Amendment No. 1 dated July 15, 1994, Amendment No. 2 dated June 7, 1995, Amendment No. 3 dated December 5, 1995, Amendment No. 4 dated January 19, 1996, Amendment No. 5 dated September 24, 1996, Amendment No. 6 dated December 9, 1996, Amendment No. 7 dated March 7, 1997, Amendment No. 8 dated May 7, 1997, Amendment No. 9 dated February 13, 1998, Amendment No. 10 dated June 12, 1998, Amendment No. 11 dated August 4, 1998, Amendment No. 12 dated September 14, 1998, Amendment No. 13 dated October 5, 1998 and Amendment No. 14 dated December 17, 1998 (the "Schedule 13D"), relating to the Common Stock, par value $1.00 per share, of Lindsay Manufacturing Co. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

Item 2.   IDENTITY AND BACKGROUND.

     Paragraph (a) of Item 2 hereby is partially amended by adding at the end thereof the following:

     Michael N. Christodolou ("MNC") hereby joins this filing because he may be deemed to constitute a "group" with the Reporting Persons within the meaning of Section 13(d)(3) of the Act, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by MNC or the other Reporting Persons that a group exists. As used hereinafter, the term "Reporting Persons" shall also include reference to MNC.

     Paragraphs (b) - (c) of Item 2 hereby are partially amended by adding at the end thereof the following:

     MNC

     MNC's principal occupation or employment is serving as an investment executive of Taylor & Co. MNC's business address is 201 Main Street, Suite 3200, Fort Worth, Texas 76102.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 3 hereby is amended and restated in its entirety to read as follows:

     The source and amount of the funds used by the Reporting Persons to purchase shares of the Stock are as follows:

REPORTING PERSON    SOURCE OF FUNDS     AMOUNT OF FUNDS

     TIF            Not Applicable      Not Applicable

     TFI            Not Applicable      Not Applicable

     TCM            Not Applicable      Not Applicable

     TMT            Not Applicable      Not Applicable

     Portfolio      Other (1)           $39,143,656.91

     PA             Not Applicable      Not Applicable

     BMT            Trust Funds (2)     $5,181,994.39

     PRB            Not Applicable      Not Applicable

     NLB            Not Applicable      Not Applicable

     LMB            Personal Funds (3)  $5,182,088.14

     SRBMT          Trust Funds (2)     $3,943,850.46

     SRB            Not Applicable      Not Applicable

     MNC            Not Applicable(4)   Not Applicable

     (1)  Contributions from partners.

     (2) As used herein, the term "Trust Funds" includes income from the various investments of the trust plus sums borrowed from banks and brokerage firm margin accounts for general purposes. None of the funds reported herein as "Trust Funds" were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (3) As used herein, the term "Personal Funds" may include sums borrowed from banks and brokerage firm margin accounts, none of which were borrowed or otherwise obtained for the specific purpose of acquiring, handling, trading or voting the Stock.

     (4) MNC received 246 shares of the Stock as Director's compensation.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

     Item 5 is hereby amended and restated in its entirety to read as follows:

     (a)

     TIF

     Because of its position as the sole stockholder of PA, which is the sole general partner of Portfolio, TIF may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     TFI

     Because of its position as the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     TCM

     Because of its position as the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     TMT

     Because of his position as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TMT may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     Portfolio

     The aggregate number of shares of the Stock that Portfolio owns beneficially, pursuant to Rule 13d-3 of the Act, is 2,097,462, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     PA

     Because of its position as the sole general partner of Portfolio, PA may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,097,462 shares of the Stock, which constitutes approximately 16.4% of the outstanding shares of the Stock.

     BMT

     The aggregate number of shares of the Stock that BMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     PRB

     Because of his positions as trustee and as a trustor of BMT, PRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     NLB

     Because of her position as a trustor of BMT, NLB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 525,570 shares of the Stock, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     LMB

     The aggregate number of shares of the Stock that LMB owns beneficially, pursuant to Rule 13d-3 of the Act, is 525,570, which constitutes approximately 4.1% of the outstanding shares of the Stock.

     SRBMT

     The aggregate number of shares of the Stock that SRBMT owns beneficially, pursuant to Rule 13d-3 of the Act, is 393,693, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     SRB

     Because of his positions as a trustee and sole trustor and by virtue of his power to revoke same, SRB may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 393,693 shares of the Stock, which constitutes approximately 3.1% of the outstanding shares of the Stock.

     MNC

     MNC may, pursuant to Rule 13d-3, be deemed to be the beneficial owner of 246 shares of the Stock, which constitutes less than 0.1% of the 12,788,870 shares of the Stock deemed outstanding pursuant to Rule 13d-3(d)(1)(i).

     To the best of the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 herein is the beneficial owner of any shares of the Stock.

     (b)

     TIF

     As the sole stockholder of PA, which is the sole general partner of Portfolio, TIF has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     TFI

     As the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TFI has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     TCM

     As the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TCM has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     TMT

     In his capacity as President and sole stockholder of TCM, which is the sole general partner of TFI, which is the sole general partner of TIF, which is the sole stockholder of PA, which is the sole general partner of Portfolio, TMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     Portfolio

     Acting through its sole general partner, Portfolio has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     PA

     As the sole general partner of Portfolio, PA has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,097,462 shares of the Stock.

     BMT

     Acting through its trustee, BMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     PRB

     In his capacity as trustee of BMT, PRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     NLB

     NLB has no power to vote or to direct the vote or to dispose or to direct the disposition of any shares of the Stock.

     LMB

     LMB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 525,570 shares of the Stock.

     SRBMT

     Acting through one of its trustees and its sole trustor, SRBMT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

     SRB

     Because of his position as a trustee and the sole trustor of SRBMT and by virtue of his power to revoke same, SRB has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 393,693 shares of the Stock.

     MNC

     MNC has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 246 shares of the Stock.

     (c) On April 8, 1999, MNC received 246 shares of the Stock as Director's compensation.

     Except as set forth in this paragraph (c), to the best of the knowledge of each of the Reporting Persons, none of the persons named in response to paragraph (a) has effected any transactions in the shares of the Stock during the past 60 days.

     (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Stock owned by such Reporting Person.

     (e)  Not Applicable.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     Item 7 is hereby amended and restated in its entirety as follows:

     Exhibit 99.1 --     Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (previously filed).

     Exhibit 99.2 --     Agreement and Power of Attorney pursuant to
Rule 13d-1(k)(1)(iii) (filed herewith).

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     DATED:  April 13, 1999

                              TRINITY I FUND, L.P.,
                              a Delaware limited partnership

                              By:  TF INVESTORS, L.P.,
                                   a Delaware limited partnership,
                                   General Partner

                              By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation,
                                   General Partner


                              By: /s/ W. R. Cotham
                                  W. R. Cotham, Vice President


                              TF INVESTORS, L.P.,
                              a Delaware limited partnership

                              By:  TRINITY CAPITAL MANAGEMENT, INC.,
                                   a Delaware corporation,
                                   General Partner


                              By: /s/ W. R. Cotham
                                  W. R. Cotham, Vice President


                              TRINITY CAPITAL MANAGEMENT, INC.,
                              a Delaware corporation


                              By: /s/ W. R. Cotham
                                 W. R. Cotham, Vice President


                              PORTFOLIO PARTNERS, L.P.,
                              a Delaware limited partnership

                              By: PORTFOLIO ASSOCIATES, INC.,
                                    a Delaware corporation,
                                    General Partner


                              By:  /s/ W. R. Cotham
                                 W. R. Cotham, Vice President




                              PORTFOLIO ASSOCIATES, INC.,
                              a Delaware corporation


                              By: /s/ W. R. Cotham
                                 W. R. Cotham, Vice President



                               /s/ W. R. Cotham
                              W. Robert Cotham, Attorney-in-Fact for:

                                   THE BASS MANAGEMENT TRUST (1)
                                   PERRY R. BASS (2)
                                   NANCY L. BASS (3)
                                   LEE M. BASS (4)
                                   SID R. BASS MANAGEMENT TRUST (5)
                                   SID R. BASS (6)
                                   MICHAEL N. CHRISTODOLOU (7)

(1) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of The Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Perry R. Bass previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Nancy L. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Lee M. Bass previously has been filed with the Securities and Exchange Commission.

(5) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass Management Trust previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Sid R. Bass previously has been filed with the Securities and Exchange Commission.

(6) A Power of Attorney authorizing W. Robert Cotham, et al., to act on behalf of Michael N. Christodolou is herewith filed with the Securities and Exchange Commission.